UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO

FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Call to the Extraordinary Shareholders’ Meeting of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to be held on September 4, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: August 17, 2018

Item 1

CALL

By resolution of the Company’s Board of Directors and pursuant to articles 182, 183 and 186 of the Mexican General Law of Business Corporations and the Bylaws, shareholders of Series “F” and Series “B” shares of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the Company) are called to an Extraordinary Shareholders Meeting, to be held at 12:00 P.M. on September 4th, 2018 at the Company’s offices, located at Prolongación Paseo de la Reforma 500, Col. Lomas de Santa Fe, Delegación Álvaro Obregón, C.P. 01219, in Mexico City, to discuss the following matters:

AGENDA

I.-	Proposal and approval, as the case may be, to issue Tier 2 Subordinated Preferred Capital Notes, in accordance with the requirements indicated in Annex 1-S and further applicable provisions contained in the Mexican Banking Institutions Law, the General Provisions Applicable to Banking Institutions issued by the National Banking and Securities Commission, and Rule 3/2012 issued by the Mexican Central Bank (Banxico), in order to be offered in México and/or abroad, in compliance with the legal authorization to be granted by Banxico to this effect.

II.-	Appointment of special delegates to formalize and execute the resolutions adopted at the Meeting.

In order to attend the Meeting, shareholders must submit the corresponding form (Admission Card), which will be issued in their favor at the offices of the Company’s Secretariat, located at Prolongación Paseo de la Reforma 500, second floor, unit 207, Col. Lomas de Santa Fe, Delegación Álvaro Obregón, in Mexico City. Shareholders are informed as well that the forms required to attend and exercise their voting rights at such Meeting will be delivered upon the submission by each shareholder of the certificate of deposit issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. in relation with the list of holders of securities prepared for that purpose and a copy of the Federal Taxpayer Registry of each shareholder (in the case of foreign shareholders, taxpayer identifications or equivalent documents are permitted), pursuant to the terms of the Mexican Federal Tax Code. The Registry of Shareholders will be closed three business days prior to the date on which the Meeting takes place.

The information mentioned in the Agenda will also be available to shareholders at no cost at the offices of the Company’s Secretariat set forth in the previous paragraph from the date of publication of this call in compliance with article 16 bis of the Mexican Banking Institutions Law and article 49, subsection I of the Mexican Securities Market Law.

Shareholders may be represented at the Meeting by a proxy appointed by power of attorney using the forms prepared by the Company under the terms of article 16 of the Mexican Banking Institutions Law and article 49, subsection III of the Mexican Securities Market Law. Such forms will be available to shareholders from the date hereof at the offices of the Company’s Secretariat, so that they may collect them and distribute them among their representatives.

August 17, 2018, Mexico City.

_________________________________

Lic. Fernando Borja Mujica

Secretary of the Board of Directors